Holdings & Sectors

Holdings

Top 15 Holdings as of June 30, 2016	
MasterCard, Inc.	5.26%
American International Group, Inc.	4.31%
Apple, Inc.	4.15%
Teva Pharmaceutical Industries, Ltd.	3.82%
Diageo Plc.	3.68%
Baidu, Inc.	3.59%
Citigroup, Inc.	3.45%
Telekomunikasi Indonesia TBK	3.34%
BNP Paribas SA	3.06%
International Business Machines Corp.	2.88%
Bank of America Corp.	2.88%
Mobile Telesystems OJSC	2.70%
Alphabet, Inc. Class A	2.67%
Alphabet, Inc. Class C	2.63%
Nestle SA ADR	2.52%

Ticker Symbol: MUNDX

DATE: 7/5/2016
NAV: 13.15
DAY CHANGE: -0.19

2015 Dividend & Capital Gains as of 12/23/2015

Dividend: $0.06343
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.36652

LATEST NEWS

Quarterly Commentary 2Q16

Alphabet Inc. (a.k.a. Google): A Case Study in Spotting Value Creation

On June 22, 2015, Tom Gayner, Co-Chief Executive Officer of specialty insurance underwriter, Markel Corporation, gave a presentation titled, The...
Read More

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Sectors


Information Technology 22.70%
Financials 18.09%
Consumer Discretionary 11.41%
Energy 8.60%
Consumer Staples 8.48%
Telecommunications 8.41%
Health Care 6.32%
Industrials 4.23%
Materials 1.96%
Utilities 1.95%
Cash 7.85%

Fund Sectors as of June 30, 2016	
Information Technology	22.70%
Financials	18.09%
Consumer Discretionary	11.41%
Energy	8.60%
Consumer Staples	8.48%
Telecommunications	8.41%
Health Care	6.32%
Industrials	4.23%
Materials	1.96%
Utilities	1.95%
Cash	7.85%

Geographic Diversification

As of June 30, 2016


7.85%
39.48%
52.67%
Domestic
International
Net Cash [1]

*Net Cash represents cash equivalents and other assets less liabilities.

Advisor Commentary

Whitepapers

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PROSPECTUS

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837



Performance & NAV

Average Annual Total Returns[2]

As of June 30, 2016


Mundoval Fund
MSCI World Index
-1.78%
1.01%
-12.07%
-2.78%
2.09%
6.94%
4.52%
6.62%
3.88%
4.43%
5.13%
6.12%
Non-annualized
QTD
1 Year
3 Year
5 Year
10 Year
*Since Inception

Hypothetical Growth of $10,000 since inception[2]


$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$18,070
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $18,069.99 on 6/30/16. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Ticker Symbol: MUNDX

DATE: 7/5/2016
NAV: 13.15
DAY CHANGE: -0.19

2015 Dividend & Capital Gains as of 12/23/2015

Dividend: $0.06343
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.36652

LATEST NEWS

Quarterly Commentary 2Q16

Alphabet Inc. (a.k.a. Google): A Case Study in Spotting Value Creation

On June 22, 2015, Tom Gayner, Co-Chief Executive Officer of specialty insurance underwriter, Markel Corporation, gave a presentation titled, The...
Read More

SUBSCRIBE TO OUR NEWSLETTER

name

email

phone

Choose Newsletter

Mundoval Fund Newsletter ☐

Advisor Commentary ☐

Whitepapers ☐

Subscribe

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.


PROSPECTUS
Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837

